Filed by Nanometrics Incorporated Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: August Technology Corporation

Commission File No.: 000-30637

This filing relates to a planned merger (the “Merger”) between Nanometrics Incorporated (“Nanometrics”) and August Technology Corporation (“August”) pursuant to the Agreement and Plan of Merger and Reorganization, dated January 21, 2005, by and among Nanometrics, Major League Merger Corporation (a wholly-owned subsidiary of Nanometrics), Minor League Merger Corporation (also a wholly-owned subsidiary of Nanometrics) and August (the “Merger Agreement”). The following press release was issued jointly by Nanometrics and August on March 16, 2004.

Nanometrics and August Technology Announce Early Termination of HSR Waiting Period for Merger

Department of Justice Initiates Investigation of offers from KLA and Rudolph

Nanometrics Incorporated (NASDAQ: NANO) and August Technology Corporation (NASDAQ:AUGT) announced today that each company has received notification of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to August Technology’s proposed merger with Nanometrics. As previously announced, August Technology has entered into a merger agreement with Nanometrics dated January 21, 2005. Termination or expiration of the HSR waiting period is a condition to the proposed merger. In addition, the Antitrust Division of the United States Department of Justice has notified August Technology that it has commenced an investigation into the competitive aspects of the offers submitted to August Technology by Rudolph Technologies, Inc. and KLA-Tencor Corporation. August Technology has no further information regarding the timing or scope of the investigation.

Additional Information and Where to Find It

Nanometrics Incorporated, August Technology Corporation and Minor League Merger Corporation (which will be renamed by Nanometrics Incorporated and August Technology Corporation in connection with the proposed merger) intend to file a joint proxy statement/prospectus in connection with the merger transaction involving Nanometrics Incorporated, Major League Merger Corporation (a subsidiary of Nanometrics formed in connection with the proposed merger), Minor League Merger Corporation and August Technology Corporation. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Nanometrics Incorporated and August Technology Corporation and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Nanometrics Incorporated and August Technology Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec/gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics Incorporated or August Technology Corporation investor relations at investors@nanometrics.com and invest@augusttech.com, respectively.

Nanometrics Incorporated and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of August Technology Corporation and Nanometrics Incorporated with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Nanometrics Incorporated’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 23, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov and from Nanometrics Incorporated investor relations at investors@nanometrics.com.